UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

17 January, 2013

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable

MTG signs agreements to further boost free-TV penetration and strengthen pay-TV offering in Denmark

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced it has signed channel distribution agreements in Denmark to make MTG’s TV3 and TV3 PULS free-TV channels available on Telenor-owned Canal Digital Denmark A/S’s (‘Canal Digital’) satellite pay-TV platform in Denmark for the first time, and to include SBS Broadcasting’s (‘SBS’) Danish free-TV channels in MTG’s Danish pay-TV offerings for the first time.

These agreements will significantly increase the household penetration of MTG’s free-TV channels in Denmark, whilst also further strengthening MTG’s Viasat pay-TV offering, which now comprises all of the major free-TV channels in Denmark and the market leading portfolio of premium movie, sports and documentary channels. Furthermore, following MTG’s acquisition of the remaining shares in the Danish TV 2 Sport A/S joint venture pay-TV channel business, MTG has now rebranded the TV 2 Sport and TV 2 Sport Premier League pay-TV channels as TV3 Sport 1 and TV3 Sport Premier League, and will launch TV3 Sport 2 as a new channel on 5 February 2013. The channels will be available in both standard and high definition formats, and TV3 Sport 1 is now available to approximately 50% of Danish TV households through MTG’s Viasat satellite pay-TV platform and third party networks.

Canal Digital has decided to include TV3 and TV3 PULS in its ‘Local’ satellite pay-TV package with effect from the beginning of February 2013 and the channels will therefore be available to all of Canal Digital’s satellite pay-TV customers. This follows the signing of a channel distribution agreement in Denmark in November 2012 to make MTG’s TV3 and TV3 PULS free-TV channels available on Boxer TV-Access A/S’s digital terrestrial platform from 1 January and 1 July 2013, respectively. These agreements are together expected to boost the national perceived penetration of TV3 from 67% in Q4 2012 to approximately 79% in February 2013, and of TV3 PULS from 46% in Q4 2012 to approximately 57% in July 2013. TV3 and TV3 PULS are also available alongside MTG’s third Danish free-TV channel, TV3+, on MTG’s Viasat satellite pay-TV platform and a range of third party cable and IPTV networks. The three channels had a combined commercial share of viewing of over 21% in the core target group of 15-49 year olds in the fourth quarter of 2012.

SBS’s Kanal 4 and Kanal 5 free-TV channels will be included in MTG’s Viasat ‘Bonus’ satellite pay-TV package with effect from the beginning of February 2013 and will therefore be available to all Viasat satellite pay-TV customers in Denmark. SBS’s Danish free-TV channels will also be available as part of Viasat’s channel package offering on the Waoo! IPTV network.

This follows the signing of another agreement in November 2012 to make C More Entertainment AB’s Canal 8 Sport and Canal 9 Danish pay-TV channels available on MTG’s Viasat’s satellite pay-TV platform and as part of Viasat’s offering on the Waoo! network with effect from the beginning of January 2013. Subscribers to the Viasat satellite pay-TV platform or Viasat offering on the Waoo! network also continue to receive free access to MTG’s Viaplay online pay-TV service, which offers on-demand access to a wide range of movies, TV series and live sports events on multiple devices.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “The ground-breaking agreements we have signed over the last few months will be transformational for our Danish TV broadcasting business. They will substantially strengthen the competitive positions of both our free-TV and pay-TV offerings, and provide incremental advertising, subscription and carriage fee revenue potential moving forward.

“Our free-TV channels will be far more broadly available, which will enable us to offer significantly enhanced reach for advertisers and compete more closely with the incumbent. At the same time, our pay-TV platform and channel packages not only provide an unrivalled premium content offering, but will now also include all of the major free-TV channels in Denmark for the first time. We are offering more content to more viewers on more devices and platforms than ever before, in order to provide consumers with more choice as to how they access our entertainment content.

“The anticipated effects of these agreements are included in, and therefore do not alter, our previously provided full year 2013 outlook statement for our Nordic pay-TV operations and business segment.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 17 January 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date:	17 January, 2013	By:	/s/ Matthew Hooper
			Name:	Matthew Hooper
			Title:	Head of Corporate Communications & Planning